February 4,
2021

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067

       Re:    National Holdings Corporation
              Schedule TO-T filed by B. Riley Financial, Inc. and B. Riley Principal
              Merger Corp. III.
              Filed January 27, 2021
              File No. 005-51125

              Schedule 13E-3 filed by National Holdings Corporation, B. Riley Financial,
              Inc. and B. Riley Principal Merger Corp. III.
              Filed January 28, 2021
              File No. 005-51125

Dear Mr. Brown:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule TO

Offer to Purchase

Summary Term Sheet, page 1

1.     Disclosure on page 4 states,    No stockholder of NHLD has entered into
an agreement
       requiring them to tender their Shares into the Offer or to otherwise support the Offer.
       Notwithstanding the absence of a formal agreement, please elaborate on this statement by
 Patrick S. Brown, Esq.
February 4, 2021
Page 2


       referring to the apparent support of the Offer and intent to tender by members of NHLD management.

Special Factors, page 11

2.     We note the following disclosure on page 12:    The representative of
S&C stated that, in
       the April 30 Proposal, management was excluded from the offer because BRF intended that certain members of management remain in their positions following the closing of
       the potential tender offer.    To the extent that such members of
management were
       mentioned by name, please disclose such names.

3. Please provide more detail as to why Mr. Riley vacillated about the possibility of BRF selling its ownership interest in NHLD at $3.25 per share. In this regard, disclosure on page 13 indicates that, on July 15, BRF was unwilling to sell at
$3.25 per Share or any
       price near that price point.    Further disclosure indicates that, on
August 21, BRF was
       willing to consider a sale at that price, while on September 22, BRF was once again
       unwilling to consider a sale at    $3.25 per Share or any price near
that price point.

4. We note the various references to Mr. Asher in the disclosure. Please confirm in your response letter that no agreement existed or exists between BRF and Mr. Asher with respect to the Offer or the negotiations leading up to it, or, if such an agreement did exist or does exist, please disclose that in the filing.

5.     We note the statements on page 38 that BRF and Purchaser    may be
deemed    affiliates of
       NHLD. Please revise such statements to remove the uncertainty.

The Tender Offer, page 39

6.     We note the following disclosure on page 41:    All questions as to the
validity, form,
       eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.
Please revise this
       disclosure (as well as parallel disclosure on page 43 of the Offer to Purchase and page 9 of the Letter of Transmittal) to clarify that shareholders may challenge such determinations in a court of competent jurisdiction.

7. All offer conditions, except those dependent on the receipt of regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer. The disclosure on page 52, however, states that offer conditions may be waived by us or BRF in whole or in part at any time and from time to
       time   .    Please revise to remove the implication that conditions may be waived after
       expiration.
 Patrick S. Brown, Esq.
February 4, 2021
Page 3


8.     Please see the previous comment. Note that if an event occurs that
triggers    an offer
       condition before the Expiration Date, BRF and Purchaser must act promptly to waive the condition, or assert it to terminate. BRF and Purchaser may not wait until the Expiration
       Date to assert a condition that was triggered earlier in the Offer period. Please confirm your understanding in your response letter.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                           Sincerely,

                                                           /s/ David M.
Plattner

                                                           David M. Plattner
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions